UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is further to our letter dated January 17, 2026 intimating the Board’s unanimous approval for the re-appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as Executive Director of the Bank for a further period of two years with effect from November 27, 2026 to November 26, 2028, subject to approval of Reserve Bank of India (RBI), shareholders, and such other approvals as may be required.

RBI has, vide its letter dated July 31, 2026, approved the re-appointment of Mr. Ajay Kumar Gupta for a period of two years from November 27, 2026. The approval of the shareholders is being sought in the ensuing Annual General Meeting scheduled on August 21, 2026.

This is for your information please.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: July 31, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary